

eProtege™

Your bridge to success

WHAT IS eProtege™ ?

We are... a digital applicant search platform that leverages intelligent personality profiling

We enable... schools and companies to find more qualified applicants in lesstime

We empower... our students, job seekers, colleges, and corporations to engage with one another via our keymetrics



eProtege

MARKET & OPPORTUNITY

$200 billion

HR and Recruiting
Worldwide

$72 billion

HR and Recruiting
USA

$17 billion

Schools & universities
USA

Sources:
https://www.forbes.com/sites/joshbersin/2013/05/23/corporate-recruitment-transformed-new-breed-of-service-providers/
https://www.forbes.com/sites/joshbersin/2017/05/26/google-for-jobs-potential-to-disrupt-the-200-billion-recruiting-industry/
http://www.educationalpolicy.org/pdf/1302_PolicyPerspectives.pdf


Hire ME!

eProtege

70%

of jobs arefound through phones and tablets

Nearly

2 million

graduates enter the workforce every year[2]

[1]US Bureau of LaborStatistics
[2]National Center forEducationStatistics

THE PROBLEM FOR SCHOOLS

eProtege


5%

of students pursuing 2-year Associate degrees graduate on time


20%

of students pursuing 4-year Bachelor degrees graduate on time



Colleges and universities lose close to

$16.5 billion

annually from lack of completion

COMPETITIVE LANDSCAPE

	Monster, indeed (one search. all jobs.), careerbuilder.com	ZipRecruiter, LinkedIn	eProtege™
Driven by…	Administration	Users	All Participants
Interface for…	Administration	Users	All Participants
AI?	None	None	Data-driven AI
Personality profiling?	None	None	In-app personality profiling

Machine learning school and job matchmaking

Cross-platform social media capability

Data mining on job seekers

In-app application, referring, and professional social networking


eprotege.co
eProtege
Welcome, Phillip
Dashboard
Jobs
Connections
Directory
Post Update
Profile
eProtege
City Vision University
2 ADMINS
2 FOLLOWERS
14 STUDENTS
1 SEMESTERS
0 VIDEOS
0 INTERVIEWS
MacBook

HOW ePROTEGE WORKS

High school students enter colleges throughout the country & sign up for eProtege




INTERNSHIP

We work with career services to help students find internships

We help graduating students find employment through our database of companies



PRODUCT IMPLEMENTATION STRATEGY

LEARN STAGE

- On-Board 5 colleges and 2 school districts in Tennessee
- Roll-out to 3 additional cities & states
- Lead HR/Recruiting conferences for SHRM-ATL & ATAP in Sept.

GROWTH STAGE

- Rollout to 8 additional cities and states in August
- On-board all TN schools in July
- Rollout to schools in 12 other cities and states
- 50 companies subscribed by September

SCALE STAGE

- Engage 60% of the high schools in the US that are not currently using tools.
- Rollout to all 50 states in the US
- 100 companies subscribed
- 500K job seekers

COMPETITIVE ADVANTAGE

Patent Pending
Machine Learning

Patent Pending
eProtege Ads



MARKET ADOPTION

eProtege

With $300K closed in a priced Angel Round, we have accomplished:


TENNESSEE STATE
UNIVERSITY

10,000 users at first school



Revenue share agreement with an employer services company whose largest client is Cigna



300 job seekers


Tennessee
The Volunteer State
Welcomes You

Statewide roll out to all schools K-12 and colleges with a revenue upside of $1.2M

EXECUTIVE TEAM



Phillip Henry
CEO

FARMERS INSURANCE



Byron
Sommardahl
CTO

ACKLENAVENUE



Kimberly Kleeberg
CFO & COO

Buff



Steven Kadar
CMO

GRABBR
DOWNLOAD. SHARE. REPEAT.



Shai Bradshaw
VP Sales Strategy & Dev

ADP



Steven Brooks
VP of Colleges

DeVry University

ADVISORY BOARD

eProtege



Tom Darrow
Chairman,
SHRM Board of Directors



Drew Lewis
Division VP, Cloud Marketplace Alliances, ADP



Mark Barrett
Co-Founder, Banc Card of America



Thom Rainer
CEO, Lifeway



Pam Martin
President, Cushion Employer Services

eProtege

EXPECTED REVENUE (FY'18-19)


Total Revenue
12,000
10,000
8,000
6,000
4,000
2,000
0
(2,000)
THOUSANDS
Projected start of ad exchange revenue
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Subscription Revenue
Ad Exchange Revenue
Total Revenue

These figures are estimates and cannot beguaranteed. They are based on current revenue expectations

CASH BURN & CASHBALANCE



Projected start of profitability
THOUSANDS
4,400
3,900
3,400
2,900
2,400
1,900
1,400
900
400
(100)
44,000
39,000
34,000
29,000
24,000
19,000
14,000
9,000
4,000
(1,000)
THOUSANDS
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Cash burn on ops
Cash Closing Balance

These figures are estimates and cannot beguaranteed. They are based on current revenue expectations

ASK & USE OF FUNDS

eProtege

PRE-2018

Raised $300K angel investment
- Closed **all schools** in state of TN

OCT 2018

Milestone 1
- 5 TN colleges & 2 high school districts

DEC 2018

Milstone 2
- 600 TN School Rollout (entire state)
- 12 cities/states

Closed $300K Seed Round
Seeking **Investment: $500K**
$3M Pre-Money Valuation

JAN 2019

$1.3M revenue
- 100 companies
- 20 additional cities & states on-board

OCT 2019

Begin Series A Round